22nd Century Group, Inc.
8201 Main Street, Suite 6
Williamsville, NY 14221
Tel.: 716-270-1523

July 20, 2011

Mr. John Dana Brown
Attorney-Advisor
UNITED STATES SECURITIES AND
   EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

Re:	22nd Century Group, Inc. (the “Company”)
Amendment No. 2 (“Amendment No. 2”) to Registration Statement on Form S-1 (the “Form S-1”)
Filed June 29, 2011
File No. 333-173420

Dear Mr. Brown:

The Company received your July 14, 2011 letter (the “July 14 Comment Letter”) containing the comments and questions of the Staff of the SEC regarding Amendment No. 2.  Accompanying this letter is Amendment No. 3 to the Form S-1 (“Amendment No. 3”), which includes revisions in response to the July 14 Comment Letter. In addition, we discuss the Company’s responses to the July 14 Comment Letter below.  Further, for your convenience, we have restated each of your comments as set forth in the July 14 Comment Letter immediately preceding each of our responses below.

General

1.           We note your response to our prior comment one. Please revise throughout to provide balancing disclosure to clarify that further research of your products is needed to determine efficacy as we note that the abstracts of the reports you provided in response to our prior comment one suggest that results are preliminary and further research is needed. In addition, we note that your conclusions regarding the effectiveness of Brand B are based upon studies that utilized products other than Brand B. We also note that you have not yet completed the FDA approval process. For example, we note the fourth sentence in the second paragraph on page two, statements on pages two and elsewhere that your products do not expose users to any new side effects, the first sentence in the third paragraph on page two, the second sentence in the first paragraph on page three, the first sentence in the second paragraph on page 36, the last two sentences in the first paragraph on page 38, the last sentence of the second paragraph on page 38, the bullet points on page 39, the third sentence in the first paragraph on page 41, the third paragraph on page 41, statements in the first paragraph on page 42, the graph on page 42 and the paragraph preceding the graph, the third sentence of the third paragraph on page 42, the discussion “Clinical Trials with Cigarettes Containing our VLN Tobacco” beginning on page 43, claims regarding Rubisco in the third and fourth paragraph on page 55, and claims regarding Verfola in the fourth and fifth paragraphs on page 55.

RESPONSE:  We have amended the Form S-1 to address the above comments including,
(i)
stating on pages 2 (third paragraph), 36 (second paragraph), 39 (last paragraph), 43 (third paragraph) and 46 (third paragraph) that further research and clinical trials are needed to determine efficacy of X-22;

(ii)
stating on pages 3 (first and last paragraphs), 40 (last paragraph) , 41 (first and third paragraphs), 48 (first paragraph) and 54 (third paragraph) that further research and exposure studies are needed (to validate the findings of previous studies related to Brand A);

(iii)
stating on pages 3 (first and last paragraphs), 40 (last paragraph), 42 (first and third paragraph), 48 (first paragraph) and 54 (third paragraph) that further research and exposure studies are needed or that short-term human exposure studies have not been completed on Brand B; and

(iv)
clarifying on pages 2 (third paragraph), 36 (second paragraph) and 40 (first paragraph) what is meant by “does not expose smokers to any new drugs or new side effects” (also see our response below under Comment 3).

Regarding claims for Rubisco and Verfola in the third, fourth and fifth paragraphs on page 55, we deleted these paragraphs because the support for these claims is contained in multiple Company reports and other publications and we are not planning to move forward with our biomass business activities as explained in the Form S-1.

2.           In this regard, we note your disclosure in the second sentence of the “Brand A Cigarettes” section on page 41 that “[c]linical studies have demonstrated” and your disclosure on pages 43 to 46 regarding the results of various clinical trials. Please advise as to whether the reports containing the results of these clinical trials are publicly available. If the reports are not publicly available, please provide a consent of the author under Rule 436 of the Securities Act of 1933.

RESPONSE: Yes, all of the reports containing the results of these clinical trials are publicly available and include the following:

Hatsukami DK, Kotlyar M, Hertsgaard LA, Zhang Y, Carmella SG, Jensen J, Allen SS, Shields PG, Murphy SE, Stepanov I, Hecht SS. 2010. Reduced nicotine content cigarettes: effects on toxicant exposure, dependence and cessation. Addiction 105:343-355.

Becker KM, Rose JE, Albino AP. 2008. A randomized trial of nicotine replacement therapy in combination with reduced-nicotine cigarettes for smoking cessation. Nicotine Tob Res 10(7):1139-48.

Rezaishiraz H, Hyland A, Mahoney MC, O’Connor RJ, Cummings KM. 2007. Treating smokers before the quit date: Can nicotine patches and denicotinized cigarettes reduce cravings? Nicotine Tob Res. 9:1139-1146.

Barrett BP. 2010. The effects of nicotine, denicotinized tobacco, and nicotine-containing tobacco on cigarette craving, withdrawal, and self-administration in male and female smokers. Behav Pharmacol. Mar; 21(2):144-52.

Donny EC, Houtsmuller E, Stitzer ML. 2007. Smoking in the absence of nicotine: behavioral, subjective and physiological effects over 11 days. Addiction 102:324-34.

Prospectus Summary, page 1
Our Company, page 1
Overview, page 1

3.           Please revise to clarify your disclosure on page two and elsewhere that you believe that your VLN tobacco “does not present any new side effects.” We note that it appears that the tobacco would cause many of the same side effects as smoking a non-VLN tobacco cigarette. In this regard please also note comment one above.

RESPONSE: The phrase “does not present any new side effects” was intended to convey to the reader that there are no side effects other than those side effects from smoking.  It should be noted that in clinical trials and upon FDA approval (as a prescription smoking cessation aid), X-22 is strictly for confirmed smokers.  Most smokers continue to smoke during treatment of FDA-approved smoking cessation aids.  For example, Gonzales et al. 2010 (Immediate versus delayed quitting and rates of relapse among smokers treated successfully with varenicline, bupropion SR or placebo, Addiction, 105, 2002-2013, which is publicly available) report that, in a clinical trial, 76% of subjects using Chantix smoked at some point during the 12-week treatment period.

Hatsukami et al.2010 (Reduced nicotine content cigarettes: effects on toxicant exposure, dependence and cessation. Addiction 105:343-355, which is publicly available) report that subjects using VLN cigarettes (containing 22nd Century’s proprietary VLN tobacco) for a six-week treatment period on average significantly reduced cigarettes smoked per day from approximately 19 (baseline) to approximately 12.

This Phase II clinical trial also measured exposure of various smoke compounds in smokers from smoking a VLN cigarette. Smokers significantly reduced their smoking as compared to their usual brand of cigarettes. Carbon monoxide (CO) levels, an indicator of smoke exposure, significantly decreased from 20 parts per million (baseline) to 15 parts per million. Cotinine, a metabolite and biomarker of nicotine, significantly decreased from 4.2 micrograms/mL (baseline) to 0.2 micrograms/mL. All differences were statistically significant (P<0.05).  Furthermore, this Phase II clinical trial also showed significant reductions in the following biomarkers of tobacco toxins:  NNAL, NNN, 1-HOP, 3-HPMA and SPMA.  Our Phase II-B trial and the Phase II reviewed in Hatsukami et al. 2010 have similar protocols, including a 6-week treatment period, and both the VLN cigarettes used (in our Phase II-B trial and the one reviewed in Hatsukami et al.) solely contain 22nd Century’s proprietary VLN tobacco, which has approximately 95% less nicotine compared to tobacco in existing “light” cigarettes.

Therefore, it is plausible that smokers using X-22 for the 6-week treatment period on average are not exposed to any more tobacco smoke than they would be from using other FDA-approved smoking cessation aids, especially those with a longer treatment period than X-22 (6 weeks).

Nevertheless, we have changed the phrase throughout the Form S-1 from “does not expose smokers to any new drugs or new side effects” (and eliminated the phrase “does not present any new side effects”) to “does not expose the smoker to any new drugs or new side effects (other than the exposure and side effects from smoking cigarettes in general) that may occur when a person is exposed to a new drug.”

4.           We note your response to our prior comment 25 and your disclosure on page 1 that you plan to raise approximately $15,000,000 in Fall 2011 to fund Phase III trials, modified risk exposure studies and for your general working capital requirements. Please revise to disclose here how you intend to raise such funds.

RESPONSE: We have revised the S-1 and disclosed on pages 2 (first paragraph), 3 (second paragraph), 10 (third risk factor), 53 (fourth paragraph), and 61 (last paragraph) that we currently plan to seek to raise approximately $15 million in the fourth quarter of 2011 through the sale of common stock and/or securities convertible into common stock to fund Phase III trials, modified risk exposure studies and our general working capital requirements.  As that transaction may proceed on a private placement basis, we are reluctant to provide additional details in the S-1.

5.           We note your response to our prior comments 20 and 22. Please revise the last sentence in the first paragraph of the “Overview” section on page one to indicate that you have not identified any specific countries or developed any timelines or cost estimates for international expansion.

RESPONSE: We have amended the last sentence in the first paragraph of the “Overview” section on page 1 and on page 37 to include that we have not yet identified any specific countries or developed any timelines or cost estimates for international expansion.

Smoking Cessation Aids, page 3

6.           Please remove the words “such as X-22” from the first sentence in this section, as The Tobacco Control Act does not specifically address your product.

RESPONSE: We have removed the words “such as X-22” from all three instances in the S-1 where such words referred to the Tobacco Control Act per your recommendation.

Technology Platform and Intellectual Property, page 4

7.           We note your response to our prior comment 16 and reissue in part. Please revise your disclosure on page 5 to clarify what you mean by your “two worldwide exclusive licenses expire upon the last-to-expire patent on a country-by-country basis, which is from 2022 through 2026.”

RESPONSE: We clarified the sentence in which the above phrase appears in all four instances in the S-1: on pages 1 (first paragraph of the Overview section), 5 (first paragraph), 35 (last paragraph) and 47 (second paragraph).  Please note that we changed “2026” to “2028” in such phrase due to a calculation error.

Risk Factors, page 9

8.           Please add a risk factor discussing how FDA requirements requiring graphic health warnings may impact sales of your products, as applicable. Please also revise the Government Regulation section beginning on page 51 as appropriate.

RESPONSE: This risk factor was added on page 19 in the risk factor section and on page 54.

Business, page 35
Market, page 38
Cigarettes and Smoking Cessation Aids, page 38

9.           Please provide a basis for statements in the first three sentences in the third paragraph and the first sentence in the fourth paragraph in this section and the second sentence in the last paragraph on page 40. Additionally, please revise to disclose the date of these statistics.

RESPONSE:  We have provided a basis and/or a reference (all of the papers referenced are publicly available and dated) for each of the first three sentences in the fourth paragraph on page 38, and the first sentence in the following fifth paragraph and the fourth sentence in the last paragraph on page 40.

10.           Please revise the second to the last paragraph on page 38 to clarify that there is no guarantee that, even if approved by the FDA, X-22 will have comparable sales to Chantix, or that the FDA will not require X-22 to have a boxed warning.

RESPONSE: We have revised the second-last paragraph on page 38 to clarify that there is no guarantee that, even if approved by the FDA, X-22 will have comparable sales to Chantix®, or that the FDA will not require X-22 to have a Boxed Warning.

Government Regulation, page 51

Clinical Phase, page 51

11.           We note your disclosure on page 52 that you have designated your upcoming phase II clinical trial as a “Phase II-B trial.” Please revise to clarify whether this is your designation or if the FDA has also designated the trial as a Phase II-B trial, or please advise.

RESPONSE: In the second paragraph on page 52, we already had the following description of our Phase II-B trial:

“Phase II clinical trials involve administering the drug to subjects suffering from the target disease or condition to evaluate the drug’s potential efficacy and appropriate dose. The number of subjects in Phase II trials is typically several hundred subjects or less. Generally, early Phase II or Phase II-A studies look at the absorption, metabolism and pharmacodynamics of a drug rather than at clinical benefit or safety. The second stage of Phase II development, Phase II-B studies look more like Phase III trials because they are looking for clear indications of clinical efficacy and safety in larger groups of patients. The Company has designated its upcoming Phase II clinical trial as a “Phase II-B” clinical trial for the these reasons, plus the fact that VLN cigarettes made from the Company’s VLN tobacco have already demonstrated efficacy in other Phase II trials, specifically the Phase II trial at the University of Minnesota which had a very similar protocol.”

However, we have slightly amended the above language on page 52 (second paragraph) to clearly convey that we, and not the FDA, have designated our upcoming trial as a Phase II-B trial.  We have and also conveyed this point and amended this language on pages 1 (last paragraph) and 36 (first paragraph).

*           *           *

In connection with responding to the July 14 Comment Letter, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments regarding this letter, the response contained herein or the Registration Statement on Form S-1 referred to above, please contact the undersigned or Patrick G. Quick of the Company’s outside counsel, Foley & Lardner LLP, 777 East Wisconsin Avenue, Milwaukee, WI 53202; Telephone No.: (414) 297-5678, Facsimile No.: (414) 297-4900; email: pgquick@foley.com.

Sincerely,
/s/ Joseph Pandolfino
Joseph Pandolfino
Chief Executive Officer
22nd Century Group, Inc.